SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULA 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                         May 30, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

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                        FOR IMMEDIATE RELEASE

        Creo Announces Internet-Powered Applications Central to New
                 CreoScitex Workflow System Releases

Vancouver, BC, Canada (May 30, 2000) Creo Products Inc. (NASDAQ - CREO, TSE -
CRE) ("Creo") is pleased to announce that CreoScitex is launching new versions of the Brisque Extreme(TM) digital front end (DFE) and the Prinergy(TM) production management system at Drupa 2000, the world's largest trade show for the printing industry, underway in Dusseldorf, Germany, May 18-31. Central to the new workflow initiatives at CreoScitex is a strong focus on innovative Internet-powered applications designed specifically for the needs of the graphic arts and printing industries.

INTERNET-POWERED WORKFLOW
CreoScitex Internet applications harness the power of the Worldwide Web to provide customers with practical, value-added solutions for any type of production environment:

Prinergy InSite(TM)
Part of the new Prinergy 2.0 release, this Internet-based product allows users to upload and download job data directly into a Prinergy system, proof remotely, submit annotations, approve or reject pages, manage information, and access secure job-status reporting over the Web. Printers can provide real-time web access to customers so that when they log in, they see the status of only their jobs, view page thumbnails, and review pages requiring approval. Customer change requests and page approvals are tightly coupled to the Prinergy production system.


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Timn@Web
Timn@Web, an Internet interface to the high-performance Timna(TM) data management solution, enables users to access their image database, including attributes, over the Web. Once the desired file is located, the RenderView "pixel-on-demand" viewing application enables the user to inspect every detail of the high-resolution file, down to the level of pixels. Should the user wish to actually receive the file, it can be sent quickly and with full security, over the Vio network.

printCafe
CreoScitex is also demonstrating printCafe at Drupa. An interactive Internet-based, business-to-business communication and production solution, printCafe connects print buyers, printers and printing industry suppliers. It automates the printing process by integrating a Web-based print procurement platform with an advanced suite of software applications addressing print design, specification, manufacturing, distribution, and supply chain management.

PRINERGY VERSION 2.0
Version 2.0 of the Prinergy integrated production management system is being released at Drupa. Based on industry standards like Adobe(R) Extreme(TM), PDF, PJTF, and Oracle(R), the Prinergy system manages the complete production sequence, providing just-in-time production, sophisticated job management features, and the versatility to scale and distribute workload. In addition to the powerful Prinergy InSite Internet application and Prinergy Powerpack(TM) (see separate press release dedicated to packaging), version 2.0 is available in several configurations:

Prinergy Connect (TM): This end-to-end workflow management solution automates and manages tasks such as file optimization, trapping, proofing, imposition, archiving, job tracking, and film

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and platemaking. With "click and go" operations, fast error recovery, and three easy steps (refine, assign pages, and output plates), Prinergy Connect makes prepress productive and efficient. Ideal for customers requiring high-volume throughput, Prinergy Connect delivers speed and consistency without compromising process control. Feature enhancements with version 2.0 include automated versioning, job import/export with CFX (Content File Exchange) format, web growth compensation, CT/LW and PDF/X-1A direct input, PDF OPI, and PDF and vector PostScript level 2 output.

Prinergy Direct(TM): An entry-level system designed for customers moving towards a PDF-based workflow, Prinergy Direct can also work with an existing digital front-end (DFE) to process pre-imposed flats or jobs. Easily scalable to a Prinergy Connect system, Prinergy Direct can import print jobs from job-ticket-based systems and also accepts imposed PostScript and PDF flats. Output is streamlined with automated hot folder operation. The system includes proofing capability as well as options for PostScript and PDF OPI, CIP3-compliant digital ink-key presets, screening, fonts, batch trapping, web growth compensation, color management, and archiving.

In addition, CreoScitex recently released the Prinergy XT extension, which can be used with QuarkXPress(TM) 4.04 or later (for the Mac) to facilitate the reproduction of colorized TIFFs in composite Prinergy workflows. Along with other free plug-ins from CreoScitex, it is available on www.prinergy.com, this tool ensures that images with foreground and background colorizations - even with spot colors - trap, proof, and output correctly. Image overprinting specifications are also retained.

BRISQUE EXTREME 4.0
The newest version of this highly productive and flexible industry standard, Brisque Extreme Version 4.0 introduces additional powerful tools to the DFE's robust workflow:

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Multi-Device Support: Brisque Extreme 4.0 supports a single DFE driving multiple output devices while performing additional workflow tasks. This capability is particularly attractive to the 12,000 existing Dolev(TM) users, who can use it to smooth their migration to CTP with the DFE they use to output film. This minimizes the learning curve and substantially reduces the anxiety level experienced by operators faced with such a move. Moreover, with this system in place, a user can decide whether to output the prepared digital file on a platesetter or an imagesetter at the last minute.

Brisque Extreme Variable: Brisque Extreme 4.0 incorporates a new QuarkXTension that allows the designer to create and manage multiple document versions. Each version is processed seamlessly, taking advantage of the RIP-Once technology. Prior to imaging, the versions can be viewed, proofed and corrected, if necessary. This XTension gives designers an easy way to easily handle the variable information incorporated into multiple versions of jobs, for language or regional localization.

The new Brisque Extreme Pack workflow solution is featured in a separate press release dedicated to packaging innovations at CreoScitex.

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CreoScitex and the CreoScitex logos are trademarks of Creo Products Inc. All products are either trademarks or registered trademarks of Creo Products Inc. or Scitex Corporation Ltd.